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UNTIED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC FILE NUMBER
8-37991



02019754

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

MAR 0 1 2002

REPORT FOR THE PERIOD BEGINNING ___01/01/01___ AND ENDING ___12/31/01___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
JFJ Traders LP

Official Use only

FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

141 West Jackson Boulevard, # 2057-A

Chicago	**Illinois**	**60604**
(City)	(State)	(zip code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John J. Kiely   Area Code—Telephone No.) 312-786-5961

PROCESSED
MAR 2 8 2002
THOMSON
FINANCIAL

B. ACCOUNTANT IDENTIFICATION
INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John R. Steger, CPA
(Name—if individual state Last, First, Middle name)

401 South LaSalle Street, Suite 606 Chicago, IL 60605
(ADDRESS) Number and Street   City   State   zip code

CHECK ONE:

☒ **XX**   **Certified Public Accountant**

☐   Public Accountant

☐   Accountant not resident in United States or any of its possessions.

FOR OFFICAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
Must be supported by a statement of facts and circumstances relied on as the basis for the exemption.
See Section 244.17a-5(e)(2)

SEC 1410.1-781

OATH OR AFFIRMATION

I, _____John Lego_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

_____JFJ Traders LP_____ , as of _____December 31_____ , 2001,

are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or

director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

```
"OFFICIAL  SEAL"
VALERIE VARNEY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12/21/2003
```

_____   _____
Notary Public   Signature

                                                 PARTNER
                                                 _____
                                                 Title

This report **contains (check all applicable boxes):

[x (a) Facing page.
[x (b) Statement of Financial Condition.
[x (c) Statement of Income (Loss).
[x (d) Statement of Changes in Cash Flows.
[x (e) Statement of Changes in Stockholders'. Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1
         and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to
         methods of consolidation.
[x (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the
         previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JFJ TRADERS LIMITED PARTNERSHIP

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2001

JFJ TRADERS LIMITED PARTNERSHIP

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2001

CONTENTS

JOHN R. STEGER

CERTIFIED PUBLIC ACCOUNTANT
401 S. LASALLE STREET, SUITE 606
CHICAGO, ILLINOIS 60605
312-786-5974
FAX 312-786-5963

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

The Partners
JFJ Traders Limited Partnership
Chicago, Illinois

We have audited the accompanying statement of financial condition of JFJ Traders Limited Partnership as of December 31, 2001 and the related statements of operations and changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the partners. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JFJ Traders Limited Partnership as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17-a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 25, 2002

JFJ TRADERS LIMITED PARTNERSHIP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 2,184
Due from clearing organization	4,322,184
Interest receivable	6,071
Marketable securities, at market value	233,534
Prepaid expense	22,500
Office equipment, net of depreciation ($117,370)	0
JBO preferred stock	10,000
	$ 4,596,473

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Securities sold, not yet purchased, at market value	$ 2,876,471
Accrued expenses	624
	2,877,095
	1,719,378
Partners' Capital	
	$ 4,596,473

JFJ TRADERS LIMITED PARTNERSHIP
STATEMENT OF OPERATIONS AND CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:

Trading income (net of commissions)	$ 645,010	
Interest and dividend income:		
Credit interest	112,450	
Dividend income	1,196	
Short stock interest	10,879	
Total Revenues		$ 769,535

EXPENSES:

Interest expense	44,432	
Guaranteed payment	8,176	
Data feeds	55,405	
Traders bonus	170,000	
Exchange fees	7,497	
Professional fees	16,525	
Rent expense	1,254	
Office expense	10,432	
Seat lease	13,333	
Communication expense	2,014	
Insurance	4,269	
Dividend paid	3,065	
Total Expenses		336,402
NET INCOME		433,133
PARTNERS' CAPITAL, BEGINNING OF YEAR		3,047,336
CAPITAL WITHDRAWALS		(1,761,091)
PARTNERS' CAPITAL, END OF YEAR		$ 1,719,378

See Notes to Financial Statements

JFJ TRADERS LIMITED PARTNERSHIP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATIONS:

Net income $\qquad$ $ 433,133

Adjustments to reconcile net income to net cash provided by operations:

Changes in operating assets and liabilities:

Increase in receivables	(37,742)
Decrease in securities owned	36,092
Decrease in prepaid expense	13,333
Increase in securities sold, not yet purchased	1,317,440
Increase in payables	569

Net cash provided by operations $ 1,762,825

CASH FLOWS FROM FINANCING ACTIVITIES:

Capital withdrawals (1,761,091)

Net cash used in financing activities (1,761,091)

Net increase in cash 1,734

CASH BEGINNING BALANCE 450

CASH ENDING BALANCE $ 2,184

SUPPLEMENTAL CASH FLOW DISCLOSURE:

Cash paid during the year for interest $ 43,863

See Notes to Financial Statements

JFJ TRADERS LIMITED PARTNERSHIP
NOTES TO FINANCIAL STATEMENTS

1.   Organization:

JFJ Traders Limited Partnership (The "Partnership") was organized under the Uniform Limited Partnership Act of Illinois on April 28, 1984. The business of the Company is to engage in market making activity in the trading of stock, stock options, futures and options thereon, on organized exchanges in the United States. The Company has been registered as a Broker/Dealer with the Securities and Exchange Commission (SEC) and a member of the Chicago Board Options Exchange (CBOE) since 1987. The Partnership is exempt from certain filing requirements under SEC Rule 17a-5 since it operates pursuant to Rule 15c3-1(a)(6) and the Partnership does not trade on behalf of customers, effects transactions only with other broker dealers, and clears and carries its trading accounts with a registered clearing member of the Exchanges.

2.   Significant Accounting Policies:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amount of assets and liability and disclosures or contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Proprietary securities transactions together with related revenues and expenses are recorded on a trade date basis. Securities and commodities owned are reflected at market value with the resulting unrealized gains and losses reflected in income.

In the normal course of business, the Partnership enters into transactions in exchange-traded financial futures contracts, including options thereon and options on securities which are used primarily to hedge certain proprietary securities and commodities positions and commitments. The contracts are valued at market with the resulting unrealized gains and losses reflected currently in income.

Computer equipment is stated at cost, and is depreciated over a five-year life, using an accelerated method.

A Limited Partnership ("LP") does not pay federal income taxes. Each partner is responsible for reporting income (loss) based upon his or her share of the profits of the Partnership. The Partnership is subject to Illinois Replacement Tax.

JFJ TRADERS LIMITED PARTNERSHIP
NOTES TO FINANCIAL STATEMENTS

3. Financial Instruments:

   Substantially all of the Partnership's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standards No. 107, and are reflected in the statement of financial condition at market or fair values.

   Financial Accounting Standards No. 105 requires disclosure of information about financial instruments with off-balance sheet risk and financial instruments with concentration of credit risk. Under this statement, financial futures contracts and options on financial futures contracts are considered to be financial instruments, while commodity futures and options on commodity futures contracts are not. In the normal course of business, the Partnership enters into transactions in financial instruments with varying degrees of off-balance sheet risk. These financial instruments include corporate equity securities and options, and exchange traded financial futures, including options thereon. The trading conducted is in the normal course of a market maker's operation on an exchange. See Note 6 regarding derivatives.

4. Securities Owned and Sold But Not Yet Purchased:

   Marketable securities owned and sold but not yet purchased consist of trading and investment securities at quoted market values, as illustrated below.

	Owned	Sold, not yet purchased
Equities	$ 186,037	$ 25,646
Options	47,497	2,850,825
	$ 233,534	$2,876,471

   The options stated above represent derivative financial instruments. See Note 6.

5. Net Capital Requirements:

   The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that a ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Partnership is required to maintain "minimum net capital"

JFJ TRADERS LIMITED PARTNERSHIP
NOTES TO FINANCIAL STATEMENTS

equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2001 the Partnership had net capital of $1,073,910, which was $973,910 in excess of its required capital.

6.   Derivative Financial Instruments:

Statement of Financial Accounting Standards No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments," requires disclosures about the amounts, nature, terms and fair values of derivative financial instruments. The statement also requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading.

The Partnership enters into transactions involving futures contracts, options on futures contracts and options on stock for trading purposes, or to hedge other positions or transactions. These contracts are marked to market daily and involve elements of market risk in excess of the amounts recognized in the statements of financial instruments held or issued by the Partnership at December 31, 2001. Securities sold, not yet purchased, represent obligations of the Partnership to deliver the specified securities and thereby creates a liability to repurchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Partnership's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

The notional or contractual amounts presented below do not necessarily represent the amounts which are potentially subject to risk. In addition, the measurement of risk is meaningful only when all related and offsetting transactions are identified, and the Partnership generally limits its risk by holding or purchasing offsetting positions. Open contracts or notional amounts at December 31, 2001, are as follows:

	Held	Written
Options	$194,237,988	$194,237,988
Financial Futures Contracts	46,013	- 0 -

The Partnership's principal trading activities are primarily with brokers and other market makers on exchanges throughout the United States.

9

7.   Principal Transaction Revenues:

   During 2001 the Partnership's principal transaction revenues consisted of equity activities (including equity shares, options, futures on stock indexes, options on stock indexes) totaling $769,535.

8.   Receivable From Clearing Organization:

   The amount due from clearing organization results primarily from the proceeds of stock and option sales and gains from futures. The Partnership clears all transactions through a clearing organization pursuant to a clearing agreement. At December 31, 2001, substantially all assets of the Partnership are deposited with the clearing organization.

9.   JBO Preferred Stock:

   The investment represents preferred restricted stock in the Partnership's clearing organization. As such, the stock is not readily marketable, and is carried at cost.

10. Seat Leases:

   Seats are leased by the Partnership on a month-to-month basis at currently negotiated rates.

JFJ TRADERS LIMITED PARTNERSHIP

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total partners' capital, end of year	$1,719,378
Less:	
Non-allowable assets	(32,500)
Futures contracts	(517,959)
Haircuts required	(95,009)
NET CAPITAL	1,073,910
Minimum net capital requirement	100,000
EXCESS NET CAPITAL	$ 973,910
EXCESS NET CAPITAL AT 1000%	$ 1,073,910

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 0

11

JOHN R. STEGER
CERTIFIED PUBLIC ACCOUNTANT
401 S. LASALLE STREET, SUITE 606
CHICAGO, ILLINOIS 60605
312-786-5974
FAX 312-786-5963

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

REQUIRED

BY SEC RULE 17A-5

The Partners
JFJ Traders Limited Partnership
Chicago, Illinois

In planning and performing our audit of the financial statements of JFJ Traders Limited Partnership for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by JFJ Traders Limited Partnership that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

The Partnership, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, management has informed us that the controller exercises close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and all other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 25, 2002